UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harris Corporation Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2015 and 2014
and for the Year Ended December 31, 2015

HARRIS CORPORATION RETIREMENT PLAN
December 31, 2015 and 2014 and for the year ended December 31, 2015
Table of Contents

Report of Independent Registered Certified Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4

Supplemental Information:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	12

Signature	34

Exhibit:

23.1 Consent of Independent Registered Certified Public Accounting Firm
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Participants and the Harris Corporation Employee Benefits Committee of the
Harris Corporation Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Harris Corporation Retirement Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, on December 31, 2015, the Exelis Retirement Savings Plan merged into the Plan. Our opinion is not modified with respect to that matter.
The schedule of assets (held at end of year) (the “Supplemental Schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The Supplemental Schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether the Supplemental Schedule including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Carr, Riggs & Ingram, LLC
Melbourne, Florida
June 27, 2016

HARRIS CORPORATION RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	December 31, 2015	December 31, 2014
ASSETS
Investments at fair value:
Interest bearing cash	$510,301,790	$3,707,972
Preferred stocks	1,471,455	899,133
Brokerage window account	12,320,538	-
Corporate bonds & debentures	101,745	-
Common stocks	836,044,592	798,017,324
Registered investment companies	1,578,871,132	289,910,701
Common/collective trust funds	2,407,292,110	1,802,606,725

Total investments at fair value	5,346,403,362	2,895,141,855

Investments at contract value:
Synthetic guaranteed investment contracts	638,913,025	618,451,514

Receivables:
Accrued interest and dividends	867,588	724,229
Participant contributions receivable	4,246,435	-
Employer matching contributions	1,782,429	-
Notes receivable from participants	65,778,392	45,076,733
Due from broker for securities sold	1,216,846	726,355

Total receivables	73,891,690	46,527,317

Total assets	6,059,208,077	3,560,120,686
LIABILITIES
Accrued administrative expenses	529,802	604,138
Due to broker for securities purchased	747,918	448,015

Total liabilities	1,277,720	1,052,153

Net assets available for benefits	$6,057,930,357	$3,559,068,533

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2015

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,468,981
Net appreciation in contract value of investments	11,823,686
Dividends	12,956,210

Total	27,248,877
Contributions:
Participant rollovers	6,364,403
Employer matching	50,913,441
Participant (other than rollovers)	102,050,306

Total contributions	159,328,150
Interest on notes receivable from participants	1,778,427

Total additions	188,355,454

Deductions from net assets attributed to:
Benefits paid to participants	288,938,819
Administrative expenses	6,254,209

Total deductions	295,193,028

Net decrease before transfers into the Plan	(106,837,574)
Transfers into the Plan from another plan	2,605,699,398
Net change in plan assets available for benefits	2,498,861,824
Net assets available for benefits:
Beginning of year	3,559,068,533

End of year	$6,057,930,357

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2015 and 2014
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.
General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective May 29, 2015, the Plan’s sponsor completed its acquisition of Exelis Inc. which maintained a defined contribution plan with a 401(k) feature, the Exelis Retirement Savings Plan. Effective December 31, 2015 at 11:59 p.m., the Exelis Retirement Savings Plan was merged into the Plan, and the participants, assets and liabilities of the Exelis Retirement Savings Plan became participants, assets and liabilities of the Plan.

B.
Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or an after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 50% or 100% (depending on business unit) of pre-tax and after-tax contributions subject to a limit of 4%, 5% or 6% (depending on business unit) of eligible compensation for any eligible employee who has completed one year of service with the Company and is not accruing a benefit under the Company’s defined benefit pension plan. Special matching rules apply to participants who are subject to a collective bargaining agreement. Full-time regular participants who are not subject to a collective bargaining agreement and who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2015, no profit sharing contributions were made. Additional Company contributions may be made on behalf of participants who are subject to a collective bargaining agreement or to satisfy, in part, the Company’s obligations to certain participants under wage determination or similar laws. In addition, participants may rollover amounts to the Plan from other qualified plans or certain individual retirement accounts (“IRAs”).

C.
Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, upon attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period. Alternatively, a participant may rollover his or her vested account to an eligible retirement plan or IRA. In addition, certain other distribution options applicable to assets merged into the Plan have been preserved, as legally required.

D.
Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, qualified non-elective, designated Roth after-tax and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period generally may not exceed ten years. Interest rates are established by the Company based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.
Participant Accounts — Each participant’s account is credited with the participant’s contribution, including the contribution, if any, in respect of the participant’s election under the Company’s Performance Reward Plan (or similar plan), and allocations of (a) the Company’s contributions and (b)  Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.
Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax, qualified non-elective and rollover contributions plus earnings thereon. Participants also are immediately vested in Company contributions other than Employer matching and any profit sharing contributions, plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is 100% vested after four years of service, based on the following schedule.

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%
However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer matching and any profit sharing contributions plus earnings thereon, more quickly than described above. In addition, in the event of a disposition by the Company of a business or substantially all of the assets of a business, the participants impacted by such disposition may in certain circumstances become 100% vested in Employer matching and any profit sharing contributions plus earnings thereon.

A participant also becomes 100% vested in Employer matching and any profit sharing contributions plus earnings thereon, upon his or her termination of employment after attaining age 55 or on account of his or her death or disability, or if a participant dies while on leave of absence due to qualified military service.

In addition, special vesting applies to certain participants in the Plan who are subject to a collective bargaining agreement. Certain of such participants are immediately vested in their Employer matching and any profit sharing contributions, and others become vested in their Employer matching and any profit sharing contributions as follows:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

G.
Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions plus earnings thereon unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any Company contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at December 31, 2015 and 2014 were $122,958 and $580,638, respectively. For the year ended December 31, 2015, Company contributions to the Plan were reduced by $1,488,220 from forfeited non-vested accounts.

H.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.
Investment Options — Upon enrollment into the Plan, a participant may direct Company and participant contributions into any of several investment options (including the Harris Stock Fund) and/or a brokerage window account. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. The Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that the Company is entitled to a deduction for dividends paid on shares held in the Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the Harris Stock Fund or paid from the Plan in cash to the participant.

The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily; however, amounts in the Stable Value Fund cannot be transferred directly to the Money Market Fund. Investments are also governed by other limitations described in the Plan document and the “Summary Plan Description.”
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Valuation of Investments — Investments are stated at fair value or contract value. For investments stated at fair value, quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the Trustee or investee company. See Note 6 — Financial Instruments for further information on the valuation of investments.
Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a plan distribution.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the trust.

New Accounting Standards — In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments-Overall (Subtopic 825-10). ASU No. 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018. Management is currently evaluating the impact of ASU No. 2016-01 on the Plan’s financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting (Topics 960, 962, and 965) — (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early adoption permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early adoption permitted. Management has elected early adoption of each of the three Parts of ASU No. 2015-12. As a result, components of the fully benefit-responsive investments were reclassified in the Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014. There was no net impact on the Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under U.S. GAAP. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Management has elected early adoption of ASU 2015-07 and has applied the provision retrospectively. As a result, common/collective trust funds measured using net asset value per share are no longer presented in the fair value hierarchy table included in Note 6.

NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of Harris Corporation and balances in common/collective trust funds that are managed by Northern Trust or Wells Fargo. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee of the Plan and Wells Fargo was the trustee of the Exelis Retirement Savings Plan (which, as described in Note 1, was merged into the Plan effective December 31, 2015) and, therefore, these transactions qualify as exempt party-in-interest transactions under the provisions of ERISA.
The Plan’s investments in Harris Corporation common stock (included with other common stock) and in common/collective trust funds managed by Northern Trust or Wells Fargo (included with other common/collective trust funds) are as follows:

	December 31, 2015		December 31, 2014
	Shares	Fair Value	Shares	Fair Value
Common stock
Harris Corporation common stock	2387863	$207,505,295	1848882	$132,786,705
Common/collective trust funds
NT Collective Russell 1000 Index Fund — Non Lending	7797664	170,324,384	8352733	180,769,858
NT Collective Extended Equity Index Fund — Non Lending	670313	155,285,280	676389	162,265,728
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	50457	338,740,880	51613	341,779,632
NT Collective Aggregate Bond Index Fund — Non Lending	2198541	290,932,866	2292551	301,653,846
NTGI Coltv Govt STIF Registered	3886449	3,886,449	3933171	3,933,171
Wells Fargo / Blackrock STIF N	153135119	153,135,119	^	^
Wells Fargo / Blackrock STIF S	48582487	48,591,053	^	^
During 2015, the Plan made the following purchases and sales of related party investments:

	Purchases	Sales
Common stock
Harris Corporation common stock	$12,532,004	$16,174,842
Common/collective trust funds
NT Collective Russell 1000 Index Fund — Non Lending	47,627,028	16,174,842
NT Collective Extended Equity Index Fund — Non Lending	29,070,795	30,231,280
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	41,102,056	49,000,401
NT Collective Aggregate Bond Index Fund — Non Lending	30,146,824	42,502,008
NTGI Coltv Govt STIF Registered	*	*
Wells Fargo / Blackrock STIF N	*	*
Wells Fargo / Blackrock STIF S	*	*

^ Wells Fargo became a related party to the Plan on December 31, 2015 when the Exelis Retirement Savings Plan was merged into the Plan.

*	Activity in this fund represents overnight interest bearing deposits (sweeps) of otherwise un-invested daily cash.

NOTE 4 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 30, 2013 stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan’s sponsor and the Plan’s tax counsel believe the Plan, as amended, is qualified and the related trust is exempt from taxation. On October 12, 2015, a request was filed with the IRS for a favorable determination that the Plan continues to be qualified under Section 401(a) of the Code and that the related trust continues to be exempt from taxation. As of June 27, 2016, the Plan had not received a response from the IRS with respect to this request.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress with respect to the Plan. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.
NOTE 5 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 6 — FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•
Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.

The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.
In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, common stocks, corporate bonds and debentures, the brokerage window account and registered investment companies. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of preferred stocks. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2015 and 2014, there were no Level 3 assets held by the Plan.

Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis at December 31, 2015 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$510,301,790	$—	$ —	$510,301,790
Preferred stocks	—	1,471,455	—	1,471,455
Common stocks	836,044,592	—	—	836,044,592
Corporate bonds & debentures	101,745	—	—	101,745
Brokerage window account	12,320,538	—	—	12,320,538
Registered investment companies	1,578,871,132	—	—	1,578,871,132

Total Assets Measured at Fair Value	$2,937,639,797	$1,471,455	$ —	$2,939,111,252

 Assets measured at fair value on a recurring basis at December 31, 2014 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$3,707,972	$ —	$ —	$3,707,972
Preferred stocks	—	899,133	—	899,133
Common stocks	798,017,324	—	—	798,017,324
Registered investment companies	289,910,701	—	—	289,910,701

Total Assets Measured at Fair Value	$1,091,635,997	$899,133	$ —	$1,092,535,130

NOTE 7 —COMMON/COLLECTIVE TRUST FUNDS
Common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share calculated by the investment’s issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. Net asset values are reported by the funds and are supported by the unit prices of actual purchases and sale transactions occurring as of or close to the financial statement date. Fair values estimated using net asset value per share were as follows:

	December 31, 2015	December 31, 2014
Common/collective trust funds	$2,407,292,110	$1,802,606,725

NOTE 8 —SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
During 2015 and 2014, the Plan held fully benefit-responsive, synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”) which are stated at contract value. A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.
Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, has occurred or is probable.
If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.
The average yield based on interest rate credited to participants was approximately 2.08% at December 31, 2015 and 1.91% at December 31, 2014.

NOTE 9 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with U.S. GAAP and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits and are stated at contract value, respectively.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2015	December 31, 2014
Net assets available for benefits per the financial statements	$6,057,930,357	$3,559,068,533
Benefits due to participants	(1,138,553)	(903,230)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	6,008,021	12,141,631

Net assets available for benefits per the Form 5500	$6,062,799,825	$3,570,306,934

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2015:

Benefits paid to participants per the financial statements	$288,938,819
Add: benefits due but unpaid at December 31, 2015	1,138,553
Less: benefits due but unpaid at December 31, 2014	(903,230)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$289,174,142

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net change in Plan assets per the financial statements	$2,498,861,824
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	(12,141,631)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2015	6,008,021
Benefits due but unpaid at December 31, 2015	(1,138,553)
Benefits due but unpaid at December 31, 2014	903,230

Net income and transfers in per the Form 5500	$2,492,492,891

NOTE 10 — TRANSFERS INTO THE PLAN FROM ANOTHER PLAN
As described in Note 1, the Exelis Retirement Savings Plan was merged into the Plan effective December 31, 2015. In connection with the merger, an addition to net assets attributed to a transfer into the Plan of $2,605,699,398 is included in the Statement of Changes in Net Assets Available for Benefits as of December 31, 2015.
NOTE 11 — SUBSEQUENT EVENTS
After the end of the Plan’s fiscal year, during January 2016, in connection with the merger of the Exelis Retirement Savings Plan into the Plan effective December 31, 2015, assets of the Exelis Retirement Savings Plan were transferred from the trustee of the Exelis Retirement Savings Plan to the Trustee of the Plan. In addition, the participant accounts and record keeping function of the Exelis Retirement Savings Plan were moved from the record keeper for the Exelis Retirement Savings Plan to the record keeper for the Plan.

SUPPLEMENTAL INFORMATION
Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

Value of Interest in Interest Bearing Cash
	United States dollar	510301790		$510,301,790
	Total Value of Interest in Interest Bearing Cash			$510,301,790

Value of Interest in Preferred Stocks
	AIRBNB INC SER E CVT PFD STK T-ROWE	2468		$229,757

	AIRBNB INC SERIES D CVT PFD STOCK TROWE PRICE ONLY	1693		206,782

	FLIPKART - TROWE PRICE ONLY SER E PFD STK	337		38,341

	FLIPKART LIMITED SERIES G PREFERENCE SHARES - T ROWE PRICE ONLY	1541		184,550

	FLIPKART LTD - TROWE PRICE ONLY SER A PFD STK	104		11,832

	FLIPKART LTD - TROWE PRICE ONLY SER C PFD STK	181		20,593

	FLIPKART LTD - TROWE PRICE ONLY ORDINARY SHARES	300		34,132

	LIVING SOCIAL INC PFD STK SER F TROWE PRICE ONLY	6726		3,094

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	SER C CVT PFD STK DROPBOX SERIES C PREFERRED TROWE PRICE ONLY	10857		207,382

	UBER TECHNOLOGIES INC SER E PFD STK-TROWE PRICE ONLY	8924		297,326

	UBER TECHNOLOGIES INC SER G CVTPFD STK T-ROWE	4873		237,666
	Total Value of Interest in Preferred Stocks			$1,471,455

	Value of Interest in Brokerage Window Account
	BROKERAGE WINDOW ACCOUNT			$12,320,538
	Total Value of Interest in Brokerage Window Account			$12,320,538

	Value of Interest in Corporate Bonds & Debentures
	PVTPL VRX ESCROW CORP USD SR NT 144A 5.875% DUE 05-15-2023	114000		$101,745
	Total Value of Interest in Corporate Bonds & Debentures			$101,745

	Value of Interest in Common Stocks
	5TH 3RD BANCORP COM	76300		$1,533,630

	ADDUS HOMECARE CORP COM STK	10871		253,077

	ADOBE SYS INC COM	61400		5,767,916

	ADR ALIBABA GROUP HLDG LTD-SP A	91400		7,428,078

	ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)	9700		861,069

	ADR BAIDU INC SPONSORED ADR	39500		7,467,080

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	80700		3,695,253

	ADR TENCENT HLDGS LTD ADR	68800		1,349,856

	AES CORP COM	229000		2,191,530

	AIR METHODS CORP COM NEW	37767		1,583,570

	AKAMAI TECHNOLOGIES INC COM STK	11000		578,930

	ALASKA AIR GROUP INC COM	13400		1,078,834

	ALBANY INTL CORP NEW CL A	63284		2,313,030

	ALEXION PHARMACEUTICALS INC COM	57700		11,006,275

	ALLERGAN PLC. COMMON STOCK	16062		5,019,375

	ALPHABET INC CAP STK CL A	17600		13,692,976

	ALPHABET INC CAP STK CL C	9050		6,867,864

	AMAZON COM INC COM	25671		17,350,772

	AMERICAN AIRLINES INC COM USD1	76500		3,239,775

	AMERICAN CAP LTD COM STK	193733		2,671,578

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	AMERICAN EQUITY INVT LIFE HLDG CO COM	14392		345,840

	AMERICAN EXPRESS CO	47700		3,317,535

	AMERIPRISE FINL INC COM	21000		2,234,820

	ANADARKO PETRO CORP COM	25300		1,229,074

	ANALOG DEVICES INC COM	37500		2,074,500

	ANTHEM INC COM	38436		5,359,516

	APACHE CORP COM	89400		3,975,618

	APPLE INC COM STK	19900		2,094,674

	APPLIED MATERIALS INC COM	185400		3,461,418

	ARCHER-DANIELS-MIDLAND CO COM	76400		2,802,352

	ARCHROCK INC COM	45677		343,491

	ASCENT CAP GROUP INC COM SER A STK	16422		274,576

	ASSURANT INC COM	20057		1,615,391

	AT&T INC COM	22941		789,400

	ATHENAHEALTH INC COMMON STOCK	19600		3,155,012

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ATLC TELE-NETWORK INC COM NEW	22966		1,796,630

	AVON PRODUCTS INC COM USD0.25	124000		502,200

	BANK NEW YORK MELLON CORP COM STK	57500		2,370,150

	BANK OF AMERICA CORP	282364		4,752,186

	BECTON DICKINSON & CO COM	11200		1,725,808

	BIOGEN INC COMMON STOCK	13800		4,227,630

	BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010	48800		5,112,288

	BOEING CO COM	81100		11,726,249

	BRISTOL MYERS SQUIBB CO COM	86600		5,957,214

	BROADRIDGE FINL SOLUTIONS INC COM STK	31885		1,713,181

	CA INC COM	41400		1,182,384

	CAMPUS CREST CMNTYS CASH MERGER 03-03-2016	57439		390,585

	CANADIAN PAC RY LTD COM NPV	17100		2,181,960

	CARMAX INC COM	14600		787,962

	CARNIVAL CORP COM PAIRED	45600		2,484,288

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	CASEYS GEN STORES INC COM	7757		934,331

	CASH AMER INVTS INC COM	55798		1,671,150

	CATO CORP CL A	26232		965,862

	CDN NAT RES LTD COM CDN NAT RES COM STK	90800		1,982,164

	CELGENE CORP COM	19800		2,371,248

	CENTURYLINK INC COM	49875		1,254,855

	CERNER CORP COM	48500		2,918,245

	CHEVRON CORP COM	41178		3,704,373

	CHIPOTLE MEXICAN GRILL INC COM STK	9200		4,414,620

	CHUBB CORP COM CASH AND STOCK MERGER 221RA71 01-15-2016	14700		1,949,808

	CIGNA CORPORATION	9800		1,434,034

	CISCO SYSTEMS INC	116100		3,152,696

	CITIGROUP INC COM	60000		3,105,000

	CLEARWATER PAPER CORP COM STK	28988		1,319,824

	COLUMBIA PIPELINE GROUP INC COM	97200		1,944,000

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	COMCAST CORP CL A	37600		2,121,768

	CORELOGIC INC-W/I COM STK	9706		328,645

	CORE-MARK HLDG CO INC COM	25038		2,051,614

	CTS CORP COM	62009		1,093,839

	CULP INC COM	16614		423,159

	CUMMINS INC	9200		809,692

	DANAHER CORP COM	64152		5,958,438

	DEERE & CO COM	31500		2,402,505

	DELTIC TIMBER CORP COM	20414		1,201,772

	DENNYS CORP COM	125497		1,233,636

	DESTINATION MATERNITY CORP COM STK	49199		429,015

	DIAMOND RESORTS OWNER TRUST COM USD0.01	69919		1,783,634

	DIGITAL RLTY TR INC COM	19600		1,482,152

	DIGITALGLOBE INC COM	37562		588,221

	DROPBOX INC CL A COM STK - TROWE PRICE ONLY	2210		42,214

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	DST SYS INC COM	4848		552,963

	DU PONT E I DE NEMOURS & CO COM STK	57300		3,816,180

	DUKE ENERGY CORP COM	20302		1,449,360

	EATON CORP PLC COM USD0.50	1538		80,038

	ECHOSTAR CORPORATION	44656		1,746,496

	EDISON INTL COM	32100		1,900,641

	EDWARDS LIFESCIENCES CORP COM	35600		2,811,688

	ELECTRO RENT CORP COM	25824		237,581

	ELI LILLY & CO COM	20800		1,752,608

	EMC CORP COM	79600		2,044,128

	EMERSON ELECTRIC CO COM	63100		3,018,073

	ENPRO INDS INC COM	27353		1,199,156

	ENTERGY CORP COM	47100		3,219,756

	EXELON CORP COM	23800		660,926

	EXXON MOBIL CORP COM	80326		6,261,412

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	FACEBOOK INC CL A	151292		15,834,221

	FARMERS CAP BK CORP COM	10462		283,625

	FEDERAL SIGNAL CORP COM	65326		1,035,417

	FEDEX CORP COM	10300		1,534,597

	FERRARI N V MANDATORY EXCHANGE FERRARI N V 221UA41 01-04-2016	8220		394,560

	FIRSTENERGY CORP COM	100735		3,196,322

	FLOWSERVE CORP COM	27460		1,155,517

	FMC TECHNOLOGIES INC COM	66000		1,914,660

	FORD MTR CO DEL COM PAR $0.01 COM PAR $0.01	30800		433,972

	FOREST CITY MANDATORY EXCHANGE 2411AD1 01-04-2016	80381		1,762,755

	GEN MTRS CO COM	58827		2,000,706

	GENERAL ELECTRIC CO	301700		9,397,955

	GENUINE PARTS CO COM	1700		146,013

	GILEAD SCIENCES INC	31900		3,227,961

	GLAXOSMITHKLINE ORD GBP0.25	93567		1,893,482

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	HANESBRANDS INC COM STK	48700		1,433,241

	*HARRIS CORP COM	2387863		207,505,295

	HESS CORP COM STK	59600		2,889,408

	HILTON WORLDWIDE HLDGS INC COM	112950		2,417,130

	HUMANA INC COM	8000		1,428,080

	ILL TOOL WKS INC COM	33400		3,095,512

	ILLUMINA INC COM	23300		4,472,319

	INCYTE CORP COM	29900		3,242,655

	INNOPHOS HLDGS INC COM STK	10337		299,566

	INTERCONTINENTAL EXCHANGE INC COM	9330		2,390,906

	INTERNATIONAL BUSINESS MACHS CORP COM	2100		289,002

	INTL PAPER CO COM	79196		2,985,689

	INTUITIVE SURGICAL INC COM STK	6400		3,495,424

	JOHNSON & JOHNSON COM USD1	56100		5,762,592

	JOHNSON CTL INC COM	51600		2,037,684

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	JPMORGAN CHASE & CO COM	138424		9,140,137

	JUNIPER NETWORKS INC COM	27100		747,960

	KADANT INC COM	28835		1,170,989

	KELLOGG CO COM USD0.25	21000		1,517,670

	KMG CHEMICALS INC COM	13678		314,868

	KOHLS CORP COM	55500		2,643,465

	LAS VEGAS SANDS CORP COM STK	45900		2,012,256

	LENDINGCLUB CORP COM	207000		2,287,350

	LILAC GROUP - CL C W /I COMMON STOCK	26187		1,126,041

	LINKEDIN CORP CL A	38100		8,575,548

	LOWES COS INC COM	122000		5,968,324

	MACERICH CO REIT	4100		330,829

	MACYS INC COM STK	41200		1,441,176

	MAIDEN HOLDINGS LTD\MAIDEN HOLDINGS LTD\COM STK	37511		559,289

	MARSH & MCLENNAN CO'S INC COM	65200		3,615,340

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	MATTEL INC COM	133800		3,635,346

	MAXIMUS INC COM	9200		517,500

	MC CORMICK & CO INC COM NON-VTG	6200		530,472

	MCGRATH RENTCORP COM	42819		1,078,611

	MCKESSON CORP	4850		956,566

	MEDLEY MGMT INC CL A COM	26283		149,550

	MERCK & CO INC COM	67600		3,570,632

	METLIFE INC COM STK USD0.01	91200		4,396,752

	MFA FINL INC	211033		1,392,818

	MGM RESORTS INTERNATIONAL COM	107062		2,432,449

	MICROSOFT CORP COM	181000		10,041,880

	MLP GREEN PLAINS PARTNERS LP COM UNIT REPSTG LTD PARTNER INT	11738		190,743

	MLP OCH-ZIFF CAP MGMT GROUP CL A SHS CL A	73900		460,397

	MOBILEYE NV EUR0.01	73500		3,107,580

	MONSANTO CO COM	39400		3,881,688

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	MORGAN STANLEY COM STK USD0.01	237900		7,567,599

	MURPHY USA INC COM	27482		1,669,257

	NATIONAL GEN HLDGS CORP COM	32153		702,865

	NEENAH PAPER INC COM	29465		1,839,500

	NETFLIX INC COM STK	38250		4,375,035

	NETSUITE INC COM STK	13800		1,167,756

	NEWS CORP CL A	101400		1,354,704

	NIKE INC CL B	17600		1,100,000

	NISOURCE INC COM	133000		2,594,830

	NORTHERN TR CORP COM	51300		3,698,217

	NORTHSTAR ASSET MGMT GROUP INC COM USD0.01	100694		1,222,425

	NUCOR CORP COM	63300		2,550,990

	NXP SEMICONDUCTORS N V COM STK	12700		1,069,975

	OCCIDENTAL PETROLEUM CORP	31400		2,122,954

	OCEANFIRST FINL CORP COM	23862		477,956

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ORITANI FINL CORP COM STK	56905		938,933

	PAC PREMIER BANCORP COM	22456		477,190

	PALO ALTO NETWORKS INC COM USD0.0001	22100		3,892,694

	PAR PACIFIC HOLDINGS INC COM	47565		1,119,680

	PATRIOT NATL INC COM	22762		152,733

	PAYPAL HLDGS INC COM	29900		1,082,380

	PENTAIR PLC COM STK	43200		2,139,696

	PEPSICO INC COM	27600		2,757,792

	PFIZER INC COM	172847		5,579,501

	PG& E CORP COM	48200		2,563,758

	PNC FINANCIAL SERVICES GROUP COM STK	23400		2,230,254

	PRIMERICA INC COM	18280		863,364

	PROVIDENCE SVC CORP COM STK	6400		300,288

	QUALCOMM INC COM	62800		3,139,058

	RAYONIER INC REIT	58400		1,296,480

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	RED HAT INC COM	13400		1,109,654

	REGENERON PHARMACEUTICALS INC COM	15300		8,305,911

	RENASANT CORP COM	22507		774,466

	RIGNET INC COM	27983		578,968

	ROYAL BK SCOT GRP ORD GBP1	406347		1,808,723

	ROYAL CARIBBEAN CRUISES COM STK	12400		1,255,004

	S.W. AIRL CO COM	15400		663,124

	SALESFORCE COM INC COM STK	161300		12,645,920

	SCHLUMBERGER LTD COM	38000		2,650,500

	SCHWAB CHARLES CORP COM	122000		4,017,460

	SERVICENOW INC COM USD0.001	18000		1,558,080

	SPLUNK INC COMSTK COM USD0.001	59300		3,487,433

	STANCORP FINL CASH MERGR 03-07-2016	10645		1,212,253

	STAPLES INC COM	69000		653,430

	STARBUCKS CORP COM	20600		1,236,618

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	STATE STR CORP COM	67100		4,452,756

	SUN LIFE FINANCIAL INC.	39100		1,219,920

	SYNOVUS FINL CORP COM	75435		2,442,585

	TD AMERITRADE HLDG CORP COM STK	34000		1,180,140

	TE CONNECTIVITY LTD	9100		587,951

	TELEFONICA SA EUR1	110427		1,227,758

	TESLA MTRS INC COM	7030		1,687,270

	TEXAS INSTRUMENTS INC COM	48900		2,680,209

	TEXTRON INC COM	44100		1,852,641

	TFS FINL CORP COM STK	150607		2,835,930

	THE PRICELINE GROUP INC	9350		11,920,783

	THERMON GROUP HLDGS INC	14613		247,252

	TIME WARNER INC USD0.01	8300		536,761

	T-MOBILE US INC COM	32200		1,259,664

	TOTAL EUR2.5	22224		996,217

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	TRACTOR SUPPLY CO COM	20000		1,710,000

	TRIUMPH BANCORP INC COM	6397		105,551

	TWENTY-FIRST CENTY FOX INC CL A	69800		1,895,768

	TWENTY-FIRST CENTY FOX INC CL B	48200		1,312,486

	TYCO INTERNATIONAL PLC EUR1.00	56600		1,804,974

	UNDER ARMOR INC CL A	33000		2,660,130

	UNION PAC CORP COM	17100		1,337,220

	UNITED PARCEL SVC INC CL B	29000		2,790,670

	UNITED TECHNOLOGIES CORP COM	5900		566,813

	UNITEDHEALTH GROUP INC COM	26600		3,129,224

	US BANCORP	32900		1,403,843

	VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	18830		1,914,070

	VERIZON COMMUNICATIONS COM	91891		4,250,498

	VERTEX PHARMACEUTICALS INC COM	13600		1,711,288

	VIACOM INC CL B	10200		419,832

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	VISA INC COM CL A STK	255900		19,845,045

	VODAFONE GROUP ORD USD0.2095238	214930		700,096

	VULCAN MATERIALS CO COM	52500		4,985,925

	WABTEC CORP COM	17500		1,244,600

	WAL-MART STORES INC COM	33500		2,053,550

	WALT DISNEY CO	16300		1,712,804

	WELLS FARGO & CO COM STK	63100		3,430,116

	WESTN DIGITAL CORP COM	10400		624,520

	WESTROCK CO COM	9412		429,375

	WEYERHAEUSER CO COM	77645		2,327,797

	WILLIS GROUP REVERSE STOCK SPLIT WILLIS TOWERS 2217AC1 01-05-2016	13400		650,838

	WORKDAY INC CL A COM USD0.001	8000		637,440

	XCEL ENERGY INC COM	80600		2,894,346

	XL GROUP PLC ORD USD0.01	21800		854,116
	Total Value of Interest in Common Stocks			$836,044,592

	Value of Interest in Registered Investment Companies
	ALLIANZ FDS ALLIANZGI TECHNOLOGY FD INSTL CL	1709265		$92,796,006

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	AMERICAN 2010 TARGET DATE RETIREMENT FUND CLASS R6	13756633		134,264,738

	AMERICAN 2015 TARGET DATE RETIREMENT FUND CLASS R6	11560696		119,537,603

	AMERICAN 2020 TARGET DATE RETIREMENT FUND CLASS R6	23192841		256,976,683

	AMERICAN 2025 TARGET DATE RETIREMENT FUND CLASS R6	22320712		258,250,642

	AMERICAN 2030 TARGET DATE RETIREMENT FUND CLASS R6	14105526		170,394,757

	AMERICAN 2035 TARGET DATE RETIREMENT FUND CLASS R6	7864955		95,401,900

	AMERICAN 2040 TARGET DATE RETIREMENT FUND CLASS R6	5146148		63,452,009

	AMERICAN 2045 TARGET DATE RETIREMENT FUND CLASS R6	3976519		49,467,896

	AMERICAN 2050 TARGET DATE RETIREMENT FUND CLASS R6	2305096		28,029,970

	AMERICAN 2055 TARGET DATE RETIREMENT FUND CLASS R6	665305		10,052,756

	AMERICAN NEW PERSPECTIVE FUND CLASS R6	929326		33,474,340

	DFA US TARGETED VAL PORTFOLIO	1245954		24,607,586

	DODGE & COX INTERNATIONAL STOCK FUND #1048	722404		26,353,293

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	FRANKLIN SMALL CAP GROWTH FUND	1772638		32,386,087

	HARTFORD SER FD INC SMALL CO HLS FD CL IA	5654124		99,060,260

	JP MORGAN CORE BOND FUND #3900	1844102		21,317,822

	MONEY MKT OBLIGS TR FEDT GOVT OBLIGSFD INSTL SHS	60027488		60,027,488

	RESV INVT FDS INC	3019298		3,019,296
	Total Value of Interest in Registered Investment Companies			$1,578,871,132

	Value of Interest in Common/Collective Trust Funds
	BLACKROCK ACW I EX-US INDEX NON LENDABLE FD M	7712898		$85,141,137

	BLACKROCK EQUITY INDEX NL FUND M	13960876		220,252,365

	BLACKROCK LIFEPATH INDEX 2020 NL FUND F	4107467		77,223,672

	BLACKROCK LIFEPATH INDEX RETIREMENT 2025 NL CL F	5299493		105,118,621

	BLACKROCK LIFEPATH INDEX 2030 NL FUND F	3695979		76,481,255

	BLACKROCK LIFEPATH INDEX RETIREMENT 2035 NL CL F	2400899		51,679,821

	BLACKROCK LIFEPATH INDEX 2040 NL FUND F	2022370		45,051,324

	BLACKROCK LIFEPATH INDEX RETIREMENT 2045 NL CL F	2090106		48,177,161

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	BLACKROCK LIFEPATH INDEX 2050 NL FUND F	1650541		39,284,202

	BLACKROCK LIFEPATH INDEX 2055 NON LENDING FD F	562019		9,673,246

	BLACKROCK LIFEPATH 2060 NL F	27872		273,155

	BLACKROCK LIFEPATH INDEX RETIREMENT NL CL F	3221356		53,688,420

	BLACKROCK RUSSELL 2000 INDEX NL FUND M	4800779		53,978,999

	BLACKROCK STRATEGIC COMPLETION NL FUND F	5619210		54,864,290

	BLACKROCK US DEBT INDEX NON LENDABLE FD M	8236567		86,207,207

	BLACKROCK US TIPS NON LENDABLE FD M	2288867		21,390,155

	*WELLS FARGO/BLACKROCK STIF S	48582487		48,591,053

	*NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	2198541		290,932,866

	*NT COLLECTIVE EXTENDED EQUITY INDEX FD -NONLENDING	670313		155,285,280

	*NT COLLECTIVE RUSSELL 1000 INDEX FUND - NON LENDING	7797664		170,324,384

	*NT COLLECTIVE S&P500 INDEX FUND-DC-NON LENDING (TIER J)	50457		338,740,880

	*NTGI COLTV GOVT STIF REGISTERED	3886449		3,886,449

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	PRIN GLOBAL INVS COLTV INVT TR DIVERSIFIED INTL EQTY FD 50 BP FEE CL	1002166		217,911,049

	*WELLS FARGO/BLACKROCK STIF N	153135119		153,135,119
	Total Value of Interest in Common/Collective Trust Funds			$2,407,292,110

	Value of Interest in Synthetic Guaranteed Investment Contracts
	GALLIARD CAPITAL MANAGEMENT AMERICAN GENERAL LIFE INS. CO., #1629650			$112,716,808
	GALLIARD CAPITAL MANAGEMENT PACIFIC LIFE INS. CO., #G-27236.01.0001			128,897,350

	GALLIARD CAPITAL MANAGEMENT PRUDENTIAL LIFE INS. CO., #GA-62487			101,067,859

	GALLIARD CAPITAL MANAGEMENT STATE STREET BANK AND TRUST, #105004			104,310,869

	GALLIARD CAPITAL MANAGEMENT TRANSAMERICA PREMIER LIFE INS. CO., #MDA01077TR			123,694,734

	PRUDENTIAL INS CO CONTRACT #GA-63366			68,225,405
	Total Value of Interest in Synthetic Guaranteed Investment Contracts			$638,913,025

	Value of Interest in Notes Receivable from Participants
	*PARTICIPANT LOAN ASSET-HARRIS CORP.	4.25% to 9.25% maturing through 2025		$65,778,392
	Total Value of Interest in Notes Receivable from Participants			$65,778,392

	GRAND TOTAL			$6,051,094,779
Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

See Report of Independent Registered Certified Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator

By:	/s/ Adam Histed
Adam Histed, Chairperson
Date: June 27, 2016

EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-192735) of Harris Corporation of our report dated June 27, 2016, relating to the financial statements and supplemental schedule of the Harris Corporation Retirement Plan as of December 31, 2015 and 2014 and for the year ended December 31, 2015, which appears in this Form 11-K.
/s/ Carr, Riggs & Ingram, LLC
Melbourne, Florida
June 27, 2016